                                                                    EXHIBIT 99.1


                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

We have audited the accompanying balance sheet of Williams-Gulfmark Energy Company as of December 31, 2001 and 2000, and the related statements of operating results, participants' equity and cash flows for the year ended December 31, 2001 and for the period from inception (May 1, 2000) to December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of Williams-Gulfmark Energy Company as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the year ended December 31, 2001 and for the period from inception (May 1, 2000) to December 31, 2000, in conformity with accounting principles generally accepted in the United States.

As described in Note 2 to the financial statements, Williams-Gulfmark Energy Company has significant transactions with its participants.



                                               ARTHUR ANDERSEN LLP



Houston, Texas
March 21, 2002

                        WILLIAMS-GULFMARK ENERGY COMPANY
                                  BALANCE SHEET
                                 (IN THOUSANDS)


                                                              December 31,
                                                      ---------------------------
                                                         2001              2000
                                                      ---------         ---------
                           ASSETS

CURRENT ASSETS:
   Accounts receivable                                $   3,552         $ 231,346
   Risk management receivables                               --             2,961
   Inventories                                               --            15,201
                                                      ---------         ---------

                  Total assets                        $   3,552         $ 249,508
                                                      =========         =========



LIABILITIES AND PARTICIPANTS' EQUITY

CURRENT LIABILITIES:
   Accounts payable                                   $   8,478         $ 252,640

PARTICIPANTS' EQUITY (DEFICIT)                           (4,926)           (3,132)
                                                      ---------         ---------

                  Total Liabilities and Equity        $   3,552         $ 249,508
                                                      =========         =========


              The accompanying notes are an integral part of these
                       consolidated financial statements.

                        WILLIAMS-GULFMARK ENERGY COMPANY
        STATEMENT OF OPERATING RESULTS AND PARTICIPANTS' EQUITY (DEFICIT)
                                 (IN THOUSANDS)

                                                                              From Inception
                                                                               (May 1, 2000)
                                                            December 31,      To December 31,
                                                               2001                2000
                                                            ------------      ---------------
Revenues                                                    $ 6,313,914         $ 2,846,572


Costs and expenses                                            6,328,653           2,839,286
                                                            -----------         -----------

    Operating Income (Loss)                                 $   (14,739)        $     7,286
                                                            ===========         ===========

PARTICIPANTS' EQUITY (DEFICIT)

    Beginning of Period                                     $    (3,132)        $        --
    Operating Income (Loss)                                     (14,739)              7,286
    Net cash funding from (payments to) participants             12,945             (10,418)
                                                            -----------         -----------

    End of Period                                           $    (4,926)        $    (3,132)
                                                            ===========         ===========


              The accompanying notes are an integral part of these
                       consolidated financial statements.

                          WILLIAMS-GULFMARK ENERGY CO.
                             STATEMENT OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                                        From Inception
                                                                                         (May 1, 2000)
                                                                        December 31,    To December 31,
                                                                            2001              2000
                                                                        ------------    ---------------
CASH PROVIDED BY OPERATIONS:
     Operating earnings (loss) ..................................        $ (14,739)        $   7,286
     Risk Management activities .................................            2,961            (2,961)
     Decrease (Increase) in accounts receivable .................          227,794          (231,346)
     Decrease (Increase) in inventories .........................           15,201           (15,201)
     Decrease (Increase) in accounts payable ....................         (244,162)          252,640
                                                                         ---------         ---------
          Net cash provided by (used in) operating activities ...          (12,945)           10,418
                                                                         ---------         ---------

FINANCING ACTIVITIES:
     Funding from (payments to) participants ....................           12,945           (10,418)
                                                                         ---------         ---------

CASH AT BEGINNING OF YEAR .......................................               --                --
                                                                         ---------         ---------

CASH END OF YEAR ................................................        $      --         $      --
                                                                         =========         =========

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                        WILLIAMS-GULFMARK ENERGY COMPANY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    Organization and Basis of Presentation

         Commencing in May 2000, Gulfmark Energy Marketing, Inc. ("GEM"), a wholly owned subsidiary of Adams Resources & Energy, Inc. entered into a joint venture arrangement ("the Venture") with a third party for the purpose of purchasing, distributing and marketing crude oil in the offshore Gulf of Mexico region. The venture operated as Williams-Gulfmark Energy Company pursuant to the terms of a joint venture agreement. GEM held a 50 percent interest in the net earnings of the venture. Effective November 1, 2001 GEM and the other venture participant agreed to cease conducting new business. The activities of the joint venture are being wound down.

         The Venture files a Federal Tax Partnership return and all income taxes are calculated and paid at the participant level only. The Venture is not separately subject to State and Federal income tax.

    Inventories

         Crude oil inventories totaling zero and $15,201,000 at December 31, 2001 and 2000, respectively, are carried at the lower of cost or market. Due to declining prices for crude oil during 2001, the Venture recognized approximately $7.8 million in charges related to crude oil inventory liquidations and valuation write-downs.

    Revenue Recognition

         The Venture's crude oil marketing customers are invoiced based on contractually agreed upon terms on a monthly basis. Revenue is recognized in the month where the physical product is delivered to customers. The Venture also recognizes mark-to-market gains and losses related to its crude oil trading activities. A detailed discussion of the Venture's risk management activities are included later in this footnote.

    Statement of Cash Flow

         All free cash is distributed to Venture participants; accordingly, no cash balances are maintained by the Venture. The Venture paid no interest or income taxes during the periods presented herein.

    Price Risk Management Activities

         The Venture's transactions give rise to market risk, which represents the potential loss that may result from a change in the market value of a particular commitment. The Venture closely monitors and manages its exposure to market risk to ensure compliance with the Venture's risk management policies. Such policies are regularly assessed to ensure their appropriateness given management's objectives, strategies and current market conditions.


              The accompanying notes are an integral part of these
                       consolidated financial statements.

                        WILLIAMS-GULFMARK ENERGY COMPANY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Forward contracts are recorded at fair value, and the revaluation of such contracts is recognized in the Venture's results of operations. Current market quotes from actively traded, liquid markets are used to determine the undiscounted fair value of the contracts, which is reflected on the Venture's balance sheet as risk management assets and liabilities. Risk management assets and liabilities are classified as short- or long-term depending on contract terms. The net unrealized gains and losses related to the valuation of these contracts are reflected in the marketing revenues on the accompanying statement of earnings. On January 1, 2001 the Venture adopted Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended by SFAS No. 137 and No. 138. The statement establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded on the balance sheet as either an asset or liability measured at its fair value, unless the derivative qualifies as a normal purchase or sales. At December 31, 2001, the Venture had no contracts requiring fair value accounting treatment. Upon adoption of SFAS No. 133, the Company had no contract that qualified as a derivative instrument that was not previously recorded at fair value on the balance sheet

(2) CONCENTRATION OF CREDIT RISK

         Credit risk represents the account loss which the Venture would absorb if its customers failed to perform pursuant to contractual terms. Management of credit risk involves a number of considerations, such as the financial profile of the customer, the value of collateral held, if any, specific terms and duration of the contractual agreement, and the customer's sensitivity to economic developments. The Venture has established various procedures to manage credit exposure, including initial credit approval, credit limits, and rights of offset. Letters of credit and guarantees are also utilized to limit credit risk.

         The Venture's largest customers consist of large multinational integrated oil companies and utilities. In addition, the Venture transacts business with independent oil producers and crude oil trading companies. Accounts receivable associated with crude oil marketing activities comprise 100% of the Venture's total receivables as of December 31, 2001, and industry practice requires payment for purchases of crude oil to take place on the 20th of the month following a transaction. The Venture's credit policy and the relatively short duration of receivables mitigates the uncertainty typically associated with longer term receivables management; accordingly, no allowance for uncollectible receivables is required. As of December 31, 2001, one customer represented 100 percent of total accounts receivable and as of December 31, 2000, one customer comprised 20 percent of total receivables, another customer comprised 17 percent of total receivables and another customer comprised 11 percent of total receivables.

         All sales by the Venture occurred in the United States. During 2001 the Venture had sales to one customer that totaled $667 million. No other customer in 2001 or 2000 accounted for greater than 10 percent of sales presented herein.



              The accompanying notes are an integral part of these
                       consolidated financial statements.

(3) RELATED PARTY ACTIVITY

         The Venture has no employees. Management of the Venture is shared equally by the participants. However, GEM provides substantially all the employees that effect the day to day operations of the Venture. GEM was paid an overhead reimbursement fee totaling $2.5 million and $1.3 million for 2001 and 2000, respectively for such services. The third party venture participant provided credit support services and earned fees totaling $357,000 and $185,000 for 2001 and 2000 respectively.

         The Venture participants also entered into certain transactions for the purchase or sale of crude oil and condensates. Such transactions were entered into on an arms length basis. During 2001, the Venture sold $199,177,000 of crude oil and condensates to its venture participants and purchased $182,270,000 from its venture participants. During 2000, the Venture sold $204,448,000 of crude oil and condensates to its Venture participants and purchased $165,171,000 from its venture participants. The Venture participants also provide for the cash needs of the Venture. The net cash flow activity with the Venture participants is reflected in the accompanying financial statements as funding from (payments to) participants.

         Effective November 1, 2001 GEM and the other venture participant agreed to cease conducting new business. The third party participant continued the former operations of the venture, and all existing contracts were assigned to the third party effective therewith. GEM is currently managing the wind-down and final settlement of the venture activities entered into prior to the November 1, 2001 dissolution date. In connection with termination of the venture, GEM is continuing to provide accounting services for the third party's continued operations and receives a set monthly fee for such services.



              The accompanying notes are an integral part of these
                       consolidated financial statements.